EXHIBIT 99.4

Press Release

Total Sells Its Interest in the Fos Cavaou Regasification Terminal

Paris, February 06, 2020 – Total has divested its 27.5% interest in Fosmax LNG, operator of the Fos Cavaou liquefied natural gas (LNG) terminal, as a result of a competitive sale process to Elengy, Fosmax LNG’s shareholder with a 72.5% stake, that exercised its preemption right.

The consideration for the transaction is around $260 million, including acquisition of a shareholder loan and excluding any earnouts. This sale of non-strategic midstream infrastructure asset will contribute to Total’s objective of divesting five billion dollars in 2019-2020.

The Group retains its regasification capacity of around 5.5 million tons per annum (mtpa) at the terminal, equivalent to some 90% of its overall capacity. Total currently has regasification capacity of around 18 mtpa in Europe, allowing it to serve local market demand with LNG from the multiple sources in its world-class portfolio.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.